Exhibit 99.7

Consent of Independent Petroleum Engineers

The undersigned firm of Independent Petroleum Engineers, of Calgary, Alberta, Canada, knows that it is named as having prepared an evaluation of the interests of Canada Southern Petroleum Ltd., dated February 28, 2006, prepared for filings with the Securities and Exchange Commission on Form 40-F for the year ended December 31, 2005, and hereby gives its consent to the use of its name and to the use of the said estimates.

GLJ PETROLEUM CONSULTANTS LTD.

Calgary, Canada

”Keith M. Braaten”

March 22, 2006

Keith M. Braaten, P. Eng.

Executive Vice-President